





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROGAN & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 9TH AVENUE NORTH, SUITE 100
(No. and Street)

SAFETY HARBOR	FL	34695
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ana R. Carter / 813-442-1645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
(Name – *if individual, state last, first, middle name*)

2000 Banks Road, Suite 218	Mergate	FL	33063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Rogan _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ROGAN & ASSOCIATES, INC. _____ , as

of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



ANNA MICHELE MEYERHOFF
Notary Public - State of Florida
Commission # GG 308908
My Comm. Expires Mar 6, 2023
Bonded through National Notary Assn.

_____
Signature

President
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ROGAN & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17A-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2020

The financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

ROGAN & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2020

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Stockholders
of **Rogan & Associates, Inc.:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Rogan & Associates, Inc.** as of December 31, 2020, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Rogan & Associates, Inc.** as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Rogan & Associates, Inc.** management. Our responsibility is to express an opinion on **Rogan & Associates, Inc.** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to **Rogan & Associates, Inc.** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Schedule I, Computation and reconciliation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and computation of Aggregate Indebtedness, Schedule II, Computation of determination of reserve requirement and information relating to Possession or control requirements pursuant to SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of **Rogan & Associates, Inc.** financial statements. The supplemental information is the responsibility of **Rogan & Associates, Inc.'s** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **Rogan & Associates, Inc.** auditor since 2019.

Assurance Dimensions
Margate, Florida
February 26, 2021

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ROGAN & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	518,658
Receivable from broker-dealers, mutual funds and insurance companies		398,217
Note receivable from stockholder		595,119
Investments in marketable securities		117,116
Property and Equipment, net of depreciation		376,973
Right of use asset		169,005
Prepaid expenses and deposits		28,291
	$	2,203,379

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	53,454
Commissions payable		213,010
Deferred tax liability		101,837
Lease liability		175,424
SBA loan		254,043
Total liabilities		797,768

STOCKHOLDER'S EQUITY

Common stock, $1 par value (authorized, issued and outstanding)	$	150
Additional paid-in-capital		30,985
Retained earnings		1,398,602
Less Treasury Stock, at cost		(24,126)
Total stockholder's equity		1,405,611
	$	2,203,379

The accompanying notes are an integral part of this financial statement.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission

ROGAN & ASSOCIATES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

REVENUES:		
Commission and fees	$	3,428,522
Other revenue		59,988
Interest income		6,580
Total revenues		3,495,090
EXPENSES:		
Employee compensation and benefits		2,563,078
Occupancy and equipment		181,385
Other operating expenses		132,603
Travel and entertainment		74,578
Professional fees		81,623
Office Expense		42,987
Depreciation expense		27,171
Clearing firm charges		141,903
Regulatory fees and expenses		31,715
Total expenses		3,277,043
INCOME BEFORE INCOME TAXES		218,047
INCOME TAXES		
Federal		51,958
State		8,714
Deferred tax benefit		(3,014)
TOTAL INCOME TAXES		57,658
NET INCOME	$	160,389

The accompanying notes are an integral part of this financial statement.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of
Rule 17a-5 of the Securities Exchange Commission

ROGAN & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2020

	Common Stock	Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balances, January 1, 2020	$ 150	$ 30,985	$ (24,126)	$ 1,307,687	$ 1,314,696
Net income	-	-	-	160,389	160,389
Stockholder's Distributions	-	-	-	(69,474)	(69,474)
Balances, December 31, 2020	$ 150	$ 30,985	$ (24,126)	$ 1,398,602	$ 1,405,611

The accompanying notes are an integral part of this financial statement.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission

ROGAN & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income (loss)	$ 160,389
Adjustments to net income	
Depreciation	27,171
Unrealized gains on investments	(18,620)
Right of use assets	6,281
Interest on N/R - stockholder	(6,580)
(Increase) decrease	
AR	(26,100)
Prepaid Expenses	4,112
AP and Accrued Liabs	(24,434)
Commissions payable	41,200
Deferred tax liability	(3,012)
Cash provided by Operating Activities	160,407

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property and equipment	(2,877)
Cash Flows used by Investing Activities	(2,877)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from SBA loan	254,043
Payments on longterm debt	(68,844)
Cash Flows used by Financing Activities	185,199

Increase (Decrease) in Cash	342,729
Cash, Beginning of year	175,929
Cash, End of year	$ 518,658

Non Cash

Note receivable amortization through equity, including interest	$ 69,474

The accompanying notes are an integral part of this financial statement.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Rogan & Associates, Inc. (the "Company" or "R&A") is a securities broker-dealer organized under the laws of the state of Florida in January 1997. The Company's primary business is providing investment advice and brokerage of publicly traded securities and insurance products. The Company's customers are located throughout the United States, but primarily in Florida.

R&A is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer and an investment adviser. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, which in the Company's case includes the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB") as well as the securities commissions of appropriate states. R&A is also a member of Securities Investor Protection Corporation ("SIPC").

Basis of Presentation: The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statement.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2020, there were no cash equivalents.

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2020 the Company exceeded the federally insured limit by $269,899.

Securities Owned: Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Inputs to the valuation methodology are:

- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

The Company owned mutual funds and equities at December 31, 2020, priced using Level 1 inputs and valued at $117,116.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Cont'd)*

Property and Equipment: Property and equipment are recorded at cost. Depreciation and amortization is calculated on the straight-line method over the estimated useful lives of the assets (generally three, five or seven years).

Income Taxes: Income taxes are provided at the statutory rate and are based on earnings reported in the financial statements. Deferred income taxes are provided using a liability approach based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

The Company recognizes and measures its unrecognized tax benefit in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's tax returns ended December 31, 2017, 2018, 2019 and (although not yet filed) 2020 are subject to potential examination by the taxing authorities.

Securities Transactions: Customers' securities transactions are reported on a settlement date basis which does not differ significantly from trade date basis.

Accounts Receivable: Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2020 no allowance was deemed necessary by management.

Subsequent Events: The Company has evaluated events and transactions that occurred between January 1, 2020 and February 26, 2021, the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements. The Company has determined that there were no subsequent events.

NOTE B – REVENUE RECOGNITION

On January 1, 2018, the Company adopted Accounting Standards Update ("ASU") 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include the following:

Investment Advisory Fees

The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides the contracted quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end.

NOTE B – REVENUE RECOGNITION (*Cont'd*)

Investment Brokerage Fees

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is settled, i.e., the settlement date.

Mutual Fund and 12b1 Fees

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

Customer Accounts

Customer Accounts – Fully Disclosed Basis

The Company operates pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions for client assets help at the clearing firm are executed and cleared on behalf of the Company by Raymond James & Associates, Inc. ("RJA") on a fully disclosed basis. The Company's agreement with RJA provides that as a clearing broker, RJA will make and keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to RJA. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Customer Accounts – Directly Held Assets

Certain client assets are held away from RJA (i.e. investments in annuities, life insurance policies, mutual funds, REIT's, etc.). All customer funds received, if any, are promptly transmitted directly to the carrier.

NOTE C – LEASE COMMITMENTS

Effective January 1, 2019, the Company adopted the new lease accounting guidance in ASU 2016-02, *Leases* (Topic 842). The Company's current office space was leased under a five-year term which expires on December 31, 2021. The monthly rent under the lease is $13,176. The Company also has a five-year operating lease with Pitney Bowes which expires on October 9, 2023, with a quarterly payment of $209.

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of December 31, 2020:

NOTE C – LEASE COMMITMENTS *(Cont'd)*

Year	Office Lease	Postage Machine	Apple Equipment
2021	$ 167,738	$ 835	$12,057
2022	-	835	-
2023	-	626	-
Thereafter	-	-	-
Total lease payments	$ 167,738	$ 2,296	$12,057
Less: interest	6,227	65	376
Present value of lease payments	161,511	2,231	11,681

Total rent, postage machine and Apple equipment lease expense for 2020 were $164,390, $626 and $12,057, respectively.

NOTE D – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital, as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 1500%. At December 31, 2020, the Company had net capital of $473,521 which was $446,662 in excess of its required capital of $26,859. The Company's ratio of aggregate indebtedness to net capital was 8.508 to 1 as of December 31, 2020. The Company does not handle cash or securities on behalf of customers. Therefore, the Company is exempt from the requirements of SEC Rule 15c3-3.

NOTE E – RETIREMENT PLAN

The Company has a profit-sharing plan with a 401(k) (salary reduction plan feature) covering substantially all full-time employees. Company contribution are discretionary. Employer contributions for 2020 were $55,826.

NOTE F – COMMITMENTS AND CONTINGENCIES

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In 2018, the SEC initiated an inquiry into the Company's compensation related to mutual funds offered in connection with advisory services. As a conservative approach, the Company had a $130,000 contingent off-balance sheet liability included in its net capital calculation as of December 31, 2020. On February 22, 2021, the SEC concluded their investigation without recommending any further action. The Company has discontinued the contingent liability addition; however, management has elected not to amend its December 31, 2020 FOCUS filing. There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under U.S. GAAP.

NOTE F – COMMITMENTS AND CONTINGENCIES *(Cont'd)*

COVID-19

The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, border closings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our business and results of operations, and may continue to do so in the future. Although certain economic conditions showed signs of improvement toward the end of fiscal 2020, certain of the impacts of the COVID-19 pandemic may continue to affect our results in the future.

NOTE G – GUARANTEES

The Company has not issued any guarantees during the year ended December 31, 2020.

NOTE H – RELATED PARTY TRANSACTIONS

As of December 31, 2020, the Company had a balance of $595,119 for its receivable from its stockholder. This receivable is evidenced by a ten-year promissory note carrying a 1% annual interest rate. The amortization of the note and accrued interest are recorded as a distribution from equity on an annual basis.

NOTE I – NOTES PAYABLE

The Company had a note payable to a bank, secured by Company accounts and the guarantee of the owner, that was paid off during the year ended December 31, 2020.

NOTE J – PPP LOAN

On April 21, 2020, The Company borrowed $254,043 from Cogent Bank under the Small Business Administration's Paycheck Protection Plan program. The loan matures two years from the funding date and carries 1% annual interest rate that accrues monthly. Funds from the loan may qualify for forgiveness if the proceeds are used for payroll costs, rent, and benefits. The Company intends to use the entire loan for qualifying expenses. The Company believes it qualifies for the forgiveness of this loan.

NOTE K – INCOME TAXES

The Company accounts for income taxes under ASC 740 which requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial losses and the tax basis of assets and liabilities for both the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Internal Revenue Code Section 382 "IRC 382" places a limitation on the amount of taxable income that can be offset by carry forwards after a change in control (generally greater than a 50% change in ownership).

NOTE K – INCOME TAXES *(Cont'd)*

The table below summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows for the period ended December 31, 2020:

	2020
Statutory federal rate	21.00%
State tax, net of federal effect	3.56%
Change in valuation allowance	8.72%
Permanent differences	0.23%
Effective tax rate	33.51%

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. The components of the net deferred tax liability for the year ended December 31, 2020 was as follows:

	2020
Deferred tax liability:	
Unrealized gain on securities owned	$101,837
Deferred tax liability	$101,837

The provision for income taxes for the year ended December 31, 2020 is $57,658. $60,672 is current and consisted of $51,958 in Federal income tax and $8,714 in State income tax. The Company recorded a reduction to deferred provision of $3,014.

ROGAN & ASSOCIATES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$ 1,405,611
Total ownership equity qualified for net capital	1,405,611
Deductions and/or charges:	
Non-allowable assets from Statement of Financial Condition:	
Accounts receivable	269,816
Note receivable from stockholder	595,119
Prepaid expenses and deposits	28,291
Fixed assets, net of depreciation	376,973
Net capital before haircuts on securities positions	135,412
Add: Deferred tax liability	101,633
Add: PPP loan	254,043
Less: Haircuts and undue concentration	17,567
Net capital	$ 473,521

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$ 26,859
Minimum dollar net capital requirement of reporting broker-dealer	5,000
Net capital requirement (greater of above)	26,859
Excess net capital	$ 446,662
Net capital less greater of 10% of aggregate indebtedness or	
120% of minimum dollar net capital requirement	
of reporting broker-dealer	$ 433,233

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness from Statement of Financial Condition	$ 797,768
Deduct:	
Lease liability	(169,005)
SBA loan	(254,043)
Deferred tax liabilities	(101,837)
Add:	
Other unrecorded amounts	130,000
Total aggregate indebtedness	$ 402,883
Ratio of aggregate indebtedness to net capital	85.08%

There was no material difference between the net capital computation shown here and the net capital computation
shown on the Company's unaudited Form X-17A-5 report dated December 31, 2020.

ROGAN & ASSOCIATES, INC.

SCHEDULE II

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION
RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS
UNDER SEC RULE 15C3-3

DECEMBER 31, 2020

The Company claims exemption from the provisions of Rule 15c3-3 (the "Rule") under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(ii) of the Rule.

As it relates to the Company's subscription way business, the Company did not claim an exemption to SEC Rule 15c3-3 throughout the fiscal year ended December 31, 2020, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 6 of the related FAQ issued by SEC staff on April 4, 2014.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM- – EXEMPTION REPORT REVIEW

To the Stockholders
of **Rogan & Associates, Inc.:**

We have reviewed management's statements, included in the accompanying **Rogan & Associates, Inc.**, in which (1) **Rogan & Associates, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Rogan & Associates, Inc.** claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and placed reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013 in relation to its subscription way business and (2) **Rogan & Associates, Inc.** stated that **Rogan & Associates, Inc.** met the identified exemption provisions throughout the most recent fiscal year without exception. **Rogan & Associates, Inc.** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Rogan & Associates, Inc.** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and footnote 74 to SEC Release 34-70073, dated July 30, 2013.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
February 26, 2021

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ROGAN & ASSOCIATES

FINANCIAL PLANNERS

ROGAN & ASSOCIATES, INC.

EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2020

Rogan & Associates, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(ii)

And

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year ended December 31, 2020 without exception.

As it relates to the Company's subscription way business, the Company did not claim an exemption to SEC Rule 15c3-3 throughout the fiscal year ended December 31, 2020, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 6 of the related FAQ issued by SEC staff on April 4, 2014.

In order to avail itself of this option, the Company represents that it does not hold, and has held not during the reporting period, customer funds or securities, and that its business activities are, and will remain, limited to subscription way business.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Michael Rogan

Name: [signature]

Title: President

Date: February 25, 2021

Rogan & Associates, Inc.
200 Ninth Avenue North, Suite 100, Safety Harbor, FL 34695 t: 727.712.3400 tf: 1.866.779.3258 f: 727.712.3113 www.roganfinancial.com
Member: SIPC